SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 24 2014
REGISTRATIONS BRANCH
17

SEC ... IISSION

14040894

DD 7/25/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2013 (MM/DD/YY) AND ENDING 05/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAGLE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CRAIN HWY., S.W.
(No. and Street)

GLEN BURNIE	MD	21061-3645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN M. SMITH — 410-760-6098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1113 ODENTON ROAD	ODENTON	MD	21113-1606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 7/25/14

OATH OR AFFIRMATION

I, JOAN M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE EQUITIES, INC., as of MAY 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (XXXX Operations.
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc. is a $5,000 BD doing business in mutual funds and annuities by application only.

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2014 AND 2013

KORWEK & COMPANY, P.A.
Certified Public Accountants

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying financial statements of Eagle Equities, Inc., which comprises the statements of financial condition of as of May 31, 2014 and 2013 and the related statements of operations, stockholder equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, it not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policy used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2014 and 2013 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kowreck & Company, PA

July 14, 2014

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2014 AND 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 45,370	$ 39,933
Commissions and fees receivable	4,831	11,682
Marketable securities	92,486	86,106
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	146,862	141,896
PROPERTY AND EQUIPMENT, net	5,802	10,005
OTHER ASSETS	-	-
	$ 152,664	$ 151,901

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 11,507	$ 17,442
Income taxes payable	616	804
Total current liabilities	12,123	18,246
DEFERRED INCOME TAXES	4,526	4,109
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	103,997	97,528
	136,015	129,546
	$ 152,664	$ 151,901

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2014 AND 2013

	2014	2013
REVENUE		
Revenue from sale of insurance annuity products	$ 285,586	$ 364,064
Revenue from sale of investment company shares	90,689	41,103
Commissions	-	210
Market gain (loss) on firm securities investment accounts	5,274	7,162
Other revenue	2,879	2,247
Total revenue	384,428	414,786
EXPENSES		
Salaries and other employment costs voting stockholder officers	179,409	196,184
Commissions registered representatives	59,550	66,316
Other compensation and benefits	44,873	42,492
Regulatory fees and expenses	3,756	5,047
Other expenses	89,696	86,595
Total expenses	377,284	396,634
Net income before income taxes	7,144	18,152
Provision for income taxes		
Federal	450	1,023
State	225	589
	675	1,612
NET INCOME	$ 6,469	$ 16,540

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MAY 31, 2014 AND 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at June 1, 2012	$ 1,000	$ 31,018	$ 80,988	$ 113,006
Net income from Operations	-	-	16,540	16,540
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2013	1,000	31,018	97,528	129,546
Net income from Operations	-	-	6,469	6,469
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2014	$ 1,000	$ 31,018	$ 103,997	$ 136,015

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2014 AND 2013

	2014	2013
CASH FROM OPERATING ACTIVITIES		
Net income	$ 6,469	$ 16,540
Adjustments to reconcile net income to net cash		
Depreciation and amortization	4,202	6,449
Market loss (gain) on investment securities	(5,273)	(7,162)
Deferred income taxes	417	808
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	6,851	(9,870)
Prepaid taxes	-	-
Increase (decrease):		
Income taxes payable	(188)	804
Accounts payable and other accrued liabilities	(5,935)	10,158
Cash provided by operating activities	6,543	17,727
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment		
Purchase (sale) of investments	1,106	1,020
Cash used for investing activities	1,106	1,020
CASH FROM FINANCING ACTIVITIES	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	5,437	16,707
CASH, BEGINNING OF YEAR	39,933	23,226
CASH, END OF YEAR	$ 45,370	$ 39,933

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2014	2013
Cash paid during the year for:		
Income taxes	$ 446	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MAY 31, 2014 AND 2013

	2014	2013
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, tax deferred investments, and related insurance products. The Company was incorporated in Maryland and started operations in July 1981. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses, during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, depreciation methods, and lives of equipment. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

Marketable Securities - Marketable securities are investments in mutual funds, which are trading securities that are valued at fair market value with unrealized market gains or losses recognized on the statement of operations.

Depreciation and Amortization - Depreciation is computed on a straight-line basis using the estimated useful service lives of the depreciable property for financial statements and accelerated methods for income tax reporting. Leasehold improvements are amortized on a straight-line basis over the estimated service lives of the improvements.

Revenue Recognition - Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a customer cancel their purchase of an annuity or life insurance product during the first year of the contract. Such charge backs are recognized when incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising costs – Advertising costs are expensed as incurred. Advertising expenses for the years ended May 31, 2014 and 2013 were $0 and $5,147, respectively.

Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Company accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income.

Earnings per share - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income (loss) per share amounted to $64.69 and $165.40 for the years ended May 31, 2014 and 2013, respectively.

Fair value of financial instruments –The Company's assets and liabilities are largely carried at market value or contracted amounts which approximate fair value.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Company's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through July 14, 2014, which is the date the financial statements were available to be issued.

NOTE B - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the state of Maryland, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

NOTE C - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2014 and 2013, and accordingly, no allowance for doubtful receivables is required.

NOTE D - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available trading marketable securities as of May 31, 2014 and 2013 are as follows:

	2014	2013
Marketable securities, at cost	$ 85,480	$ 84,374
Adjustment to market	7,005	1,732
Market and carrying value	$ 92,485	$ 86,106

NOTE E - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2014	2013
Furnitue, Fixtures & Equipment	$ 50,756	$ 50,756
Leasehold improvements	21,866	21,866
	72,622	72,622
Less: Accumulated depreciation	66,820	62,618
	$ 5,802	$ 10,004

Depreciation and amortization expense for the years ended May 31, 2014 and 2013 amounted to $4,202 and $6,449, respectively.

NOTE F - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which the Company makes contributions. Annual contributions for the years ended May 31, 2014 and 2013 were $3,600, each year.

NOTE G - INCOME TAXES

The Company's provision for income taxes for the years ended May 31, 2014 and 2013 consist of the following:

	2014	2013
Federal income taxes	$ 450	$ 1,023
State income taxes	225	589
	$ 675	$ 1,612
Currently payable	$ 906	$ 804
Deferred provision	(231)	808
	$ 675	$ 1,612

The differences between the tax provision and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% are caused by nondeductible expenses, the 70% nontaxable dividend exclusion, and non-taxable municipal interest.

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. At May 31, 2014 and 2013, the primary cumulative sources of the differences are: tax depreciation and amortization in excess of book depreciation; book revenue in excess of tax revenue; and unrealized capital losses.

The federal, state and local income tax returns for the Company are subject to examination by the Internal Revenue Service and state and local taxing authorities, generally for a period of three years from the date they were filed. The Company has not been notified of any intent for such an examination.

NOTE H - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance Company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE I - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended May 31, 2014 and 2013.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2014 and 2013, the Company had net capital of $118,545 and $107,766, which were $113,545 and $102,766 in excess of its required net capital of $5,000.

NOTE K – RELATED PARTY TRANSACTION

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the office building, which is approximately 50% occupied by the Company. Rents were $6,000 and $7,300 in 2014 and 2013, respectively. There is no formal lease and the Company operates under a verbal month-to-month agreement.

SUPPLEMENTAL INFORMATION

EAGLE EQUITIES, INC.
ADJUSTMENT OF STOCKHOLDERS' EQUITY
MAY 31, 2014 AND 2013

	2014	2013
Stockholders' equity from statement of financial condition	$ 136,015	$ 129,546
Excess of market value over cost on short-term marketable securities	7,005	1,732
Adusted stockholders' equity	$ 129,010	$ 127,814

EAGLE EQUITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

MAY 31, 2014 AND 2013

	2014	2013
NET CAPITAL		
Adjusted stockholders' equity	$ 136,015	$ 129,546
Additions to net capital - Deferred tax liability	4,526	4,109
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	140,541	133,655
Add liabilities subordinated to claims of general creditors	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	140,541	133,655
Deductions and/or charges		
Non-allowable assets		
Petty cash	(197)	(496)
Non security commissions and fees receivable	(328)	(385)
Prepaid insurance and expenses	(4,175)	(4,175)
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	(5,802)	(10,005)
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	130,039	118,594
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	(11,494)	(10,828)
Undue concentrations	-	-
Other	-	-
Net Capital	$ 118,545	$ 107,766
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	113,545	102,766
	$ 118,545	$ 107,766
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 16,649	$ 22,355
Adjustments	-	-
Net Aggregate Indebtedness	$ 16,649	$ 22,355
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	14.04%	20.74%

EAGLE EQUITIES, INC.

RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
May 31, 2014

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	5,273	5,274	(1)
Revenue from the sale of investment company shares	90,689	90,689	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	288,466	288,465	1
Total revenue	384,428	384,428	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	179,409	179,409	-
Other compensation and benefits	104,422	104,423	(1)
Interest expense	-	-	-
Regulatory fees and expenses	3,756	3,756	-
Other expenses (including state income tax)	89,921	89,696	225
Total expenses	377,508	377,284	224
Net income before provision for federal income taxes	6,920	7,144	(224)
Provision for federal income taxes	450	675	(225)
NET INCOME	$ 6,470	$ 6,469	$ 1

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2014

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 118,546.00
Increases		
Reduction of market losses on investment accounts	$ -	
Decrease prepaid tax deposits	$ -	
		$ -
Decreases		
Rounding amounts	$ 1.00	
	$ -	
		$ 1.00
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 118,545

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2014 and 2013, and have issued our report thereon dated July 14, 2014. In planning and performing our audit of the financial statements, in accordance with standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications, and comparisons and recommendations of differences required by rule 17a-13
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation deteriorate.

A deficiency in internal control exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that of material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Florida, the State of Maryland and other states' securities regulators that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Korwek & Company, PA

July 14, 2014